Exhibit 99.1

2017 full year results

Rio Tinto announces operating cash generation of $13.9 billion, record full year dividend of $5.2 billion and an additional $1 billion share buy-back

7 February 2018

Rio Tinto chief executive J-S Jacques said “Today we have announced a strong set of results with operating cash flow of $13.9 billion, a record full year dividend of $5.2 billion and an additional $1 billion share buy-back. This brings total cash returns to shareholders to $9.7 billion declared for 2017.

“The strength of our cash flow is a result of resilient prices during the year coupled with a robust operational performance and a focus on mine to market productivity.

“Our strong balance sheet, world-class assets and disciplined allocation of capital puts us in the unique position of being able to invest in high-value growth through the cycle, and consistently deliver superior cash returns to shareholders.”

2017 highlights

–	Record full year ordinary dividend announced today of $5.2 billion, equivalent to 290 US cents per share, includes final dividend of $3.2 billion, equivalent to 180 US cents per share.
–	Additional share buy-back of $1.0 billion announced today.
–	Generated operating cash flow of $13.9 billion, underlying EBITDA[1] of $18.6 billion and a ten year record EBITDA margin[2] of 44 per cent.
–	Delivered underlying earnings of $8.6 billion and net earnings of $8.8 billion.
–	Achieved $0.4 billion of additional free cash flow from mine to market productivity programme[3], against a backdrop of rising raw material costs across the industry.
–	Investing in growth with Silvergrass in production, Amrun and Oyu Tolgoi projects on track.
–	Reshaping the portfolio with $2.7 billion of divestments in 2017.
–	Reduced net debt to $3.8 billion.

Year to 31 December	2017	2016	Change
Net cash generated from operating activities (US$ millions)	13,884	8,465	+64%
Underlying EBITDA[1] (US$ millions)	18,580	13,510	+38%
Underlying earnings[1] (US$ millions)	8,627	5,100	+69%
Net earnings (US$ millions)	8,762	4,617	+90%
Capital expenditure[4] (US$ millions)	(4,482)	(3,012)	+49%
Underlying earnings[1] per share (US cents)	482.8	283.8	+70%
Basic earnings per share (US cents)	490.4	256.9	+91%
Ordinary dividend per share (US cents)	290.0	170.0	+71%

	At 31 Dec 2017	At 31 Dec 2016	Change
Net debt[5], [7] (US$ millions)	3,845	9,587	-60%
Net debt to underlying EBITDA[6], [8]	0.2	0.7
Net gearing ratio[7], [8]	7%	17%

The financial results are prepared in accordance with IFRS and are unaudited. Footnotes are set out on page 3.

Declared cash returns to shareholders of $9.7 billion for 2017

–	$5.2 billion in record dividends for 2017 earnings, equivalent to 290 US cents per share.
•	Includes final dividend of $3.2 billion, equivalent to 180 cents per share, announced today.
–	$2.0 billion in share buy-backs, including additional share buy-back of $1.0 billion announced today.
–	Represents a combined $7.2 billion, or 83 per cent of 2017 underlying earnings.
–	$2.5 billion supplementary share buy-back, returning the Coal & Allied proceeds.

Revenues and earnings

–	Consolidated sales revenues of $40.0 billion, $6.2 billion higher than 2016, primarily due to higher average commodity prices.
–	EBITDA margin[2] of 44 per cent in 2017, compared with 38 per cent in 2016.
–	Underlying earnings of $8.6 billion, 69 per cent higher than 2016, driven by the $4.1 billion (post-tax) impact of higher prices.
–

Effective tax rate on underlying earnings of 28 per cent compared with 22 per cent in 2016 reflecting increased profits in Australia and the impact of a non-cash deferred tax asset write-down relating to Grasberg. The 2016 rate was driven by the recognition of a deferred tax asset in Mongolia.

–

Net earnings of $8.8 billion were $0.1 billion higher than underlying earnings, primarily reflecting
$2.0 billion of gains on disposals of interests in businesses, partly offset by non-cash exchange and derivative losses of $0.8 billion, the $0.4 billion impact of corporate tax rate changes in the US and France, and net impairment charges of $0.5 billion. See table on page 5.

Cash flow and balance sheet

Year to 31 December	2017 US$m	2016 US$m
Net cash generated from operating activities	13,884	8,465
Capital expenditure[4]	(4,482)	(3,012)
Sales of property, plant and equipment	138	354
Free cash flow[9]	9,540	5,807
Disposals	2,675	761
Dividends paid to equity shareholders	(4,250)	(2,725)
Share buy-back	(2,083)	-
Other	(140)	353
Reduction in net debt	5,742	4,196
–	Generated net cash from operating activities of $13.9 billion, 64 per cent higher than 2016, primarily due to higher prices partly offset by an increase in taxes paid driven by higher profits.
–	Capital expenditure[4] of $4.5 billion, of which $2.0 billion was sustaining capex.
–	Generated free cash flow[9] of $9.5 billion.
–	In 2017, the Group commenced a mine to market productivity programme and delivered $0.4 billion of additional free cash flow, as part of its $5.0 billion cumulative target from 2017 to 2021.
–

Continued shaping of the portfolio with the sale of the Coal & Allied thermal coal assets for
$2.69 billion, of which $2.45 billion was paid on completion in September 2017. Second tranche from Lochaber sale of $0.2 billion also received in 2017. Announced binding offer for sale of Aluminium Dunkerque smelter for $500 million on 10 January 2018.

–	Returned $6.3 billion in cash to shareholders in 2017:
▪	Dividends paid of $4.2 billion in 2017, comprised of the 2016 final dividend of $2.2 billion and the 2017 interim dividend of $2.0 billion.
▪	Bought back $2.1 billion of shares, $1.5 billion on-market in Rio Tinto plc shares and $0.6 billion off-market in Rio Tinto Limited shares.
–

Further strengthened the balance sheet with a 60 per cent reduction in net debt to $3.8 billion and net gearing ratio of seven per cent. Successfully completed a $2.5 billion (nominal value) bond tender and redemption exercise which reduced gross debt.

Growth projects and development

–

Silvergrass iron ore mine in the Pilbara (approved project spend of $338 million) was commissioned in the fourth quarter of 2017: it maintains the Pilbara blend, lowers unit costs and adds 10 million tonnes of annual capacity.

–

Oyu Tolgoi underground copper mine development in Mongolia (approved project spend of
$5.3 billion): first tonnes expected in 2020, with average annual production of 560 thousand tonnes between 2025 and 2030[1][0].

–

Amrun bauxite project in Queensland (approved project spend of $1.9 billion) remains on track, with production and shipping expected to commence in the first half of 2019, increasing bauxite exports by around 10 Mt/a.

–	AutoHaulTM project (automation of the Pilbara train system, approved project spend of $940 million) to be completed by the end of 2018.
–	Exploration and evaluation spend of $445 million in 2017, supporting the next wave of growth projects.

Guidance

–

Additional cumulative free cash flow of $5.0 billion from 2017 to the end of 2021 from mine to market productivity improvements[3], including $0.3 billion in 2018, net of $0.3 billion of cost headwinds. Targeting an annual exit rate from mine to market productivity improvements[3] of around $1.5 billion from 2021.

–	Capital expenditure[4] expected to remain at around $5.5 billion in 2018 and around $6.0 billion in each of 2019 and 2020. Each year includes approximately $2.0 to 2.5 billion of sustaining capex.
–	Effective tax rate on underlying earnings of approximately 30 per cent expected in 2018.
–	Production guidance is unchanged from the Fourth Quarter Operations Review.

1 Underlying EBITDA and earnings are key financial performance indicators which management use internally to assess performance. They are presented here to provide greater understanding of the underlying business performance of the Group’s operations. Net and underlying earnings relate to profit attributable to the owners of Rio Tinto. Underlying EBITDA and earnings are defined on page 15. Underlying earnings is reconciled to net earnings on page 49.

2 EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 13 where it is reconciled to profit on ordinary activities before finance items and taxation and consolidated sales revenue. This financial metric is used by management internally to assess performance, and therefore is considered relevant to users of the accounts.

3 Mine to market productivity improvements refer to the additional free cash flow generated from post-tax operating cash cost improvements and post-tax volume gains from productivity programmes. This financial performance indicator is used by management internally to assess performance, and therefore is considered relevant to users of the accounts

4 Capital expenditure is presented gross, before taking into account any cash inflows from disposals of property, plant and equipment.

5 Net debt is defined and reconciled to the balance sheet on page 42.

6 Net debt to underlying EBITDA is defined as the period end net debt divided by the previous 12 months’ underlying EBITDA.

7 Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at each period end.

8 These financial performance indicators are those which management use internally to assess performance, and therefore are considered relevant to users of the accounts.

9 Free cash flow is defined as Net cash generated from operating activities less Purchases of property, plant and equipment (PP&E) plus Sales of PP&E. It is a key financial indicator which management uses internally to assess performance and is therefore considered relevant to users of the accounts.

10 This production target was disclosed in a release to the market on 6 May 2016. All material assumptions underpinning that target continue to apply and have not materially changed.

Underlying EBITDA and underlying earnings by product group

Year to 31 December	2017 US$m	2016 US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron Ore	11,520	8,526	2,994	+35%
Aluminium	3,423	2,472	951	+38%
Copper & Diamonds	1,904	1,387	517	+37%
Energy & Minerals	2,803	1,806	997	+55%
Other operations	(116)	(95)	(21)	-22%
Product Group Total	19,534	14,096	5,438	+39%
Other items Exploration and evaluation	(736) (218)	(411) (175)	(325) (43)	-79% -25%
	18,580	13,510	5,070	+38%

Underlying earnings
Iron Ore	6,692	4,611	2,081	+45%
Aluminium	1,583	947	636	+67%
Copper & Diamonds	263	(18)	281	n/a
Energy & Minerals	1,242	612	630	+103%
Other operations	(138)	(88)	(50)	-57%
Product Group Total	9,642	6,064	3,578	+59%
Other items Exploration and evaluation Net interest	(483) (178) (354)	(241) (147) (576)	(242) (31) 222	-100% -21% +39%
	8,627	5,100	3,527	+69%

Underlying EBITDA is a key financial indicator which management uses internally to assess performance. It excludes the same items that are excluded in arriving at underlying earnings. See page 13 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The increased loss in Other items includes restructuring, project and other one-off costs of
$177 million (pre-tax) in 2017. It also reflects an increase in Information System & Technology spend and further investment in the Commercial Centre in Singapore and capability to support the Group’s mine to market productivity programme.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Year to 31 December	2017 US$m	2016 US$m
Underlying earnings	8,627	5,100
Items excluded from underlying earnings
Impairment charges	(481)	(183)
Net gains on disposal of interests in businesses	2,022	382
Exchange and derivative (losses) / gains on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	(810)	536
Changes in corporate tax rates in the US and France	(439)	-
Rio Tinto Kennecott insurance claim	45	-
Adjustment to deferred tax relating to expected divestments	(202)	-
Onerous port and rail contracts	-	(329)
Restructuring costs including global headcount reduction	-	(177)
Increased closure provision for legacy operations	-	(282)
Tax provisions	-	(380)
Other excluded items	-	(50)
Net earnings	8,762	4,617

Explanation of excluded items is given on page 8. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on pages 49 to 51.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2016	5,100	4,617
Prices	4,107
Exchange rates	(294)
Volumes	114
General inflation	(240)
Energy	(125)
Operating cash cost improvements (pre-tax $533 million)	373
One-off items	(257)
Tax / non-cash / interest / other	(151)
Total changes in underlying earnings	3,527	3,527
Increase in net impairment charges		(298)
Movement in gains/losses on consolidation and disposal of interests in businesses		1,640
Movement in exchange differences and gains/losses on debt		(1,346)
Changes in corporate tax rates in the US and France		(439)
Receipt of Rio Tinto Kennecott insurance claim		45
Adjustment to deferred tax relating to expected divestments		(202)
Onerous port and rail contract charges in 2016		329
Restructuring costs including global headcount reductions in 2016		177
Increased closure provision for legacy operations in 2016		282
Tax provisions in 2016		380
Other		50
2017	8,627	8,762

Prices

The effect of all price movements on the Group’s commodities in 2017 was to increase underlying earnings by $4,107 million compared with 2016. A table of prices and exchange rates is included on page 48.

The Platts price for 62 per cent iron Pilbara fines was 20 per cent higher on average compared with 2016. Realised hard coking coal prices were 42 per cent higher on average compared with 2016 and realised thermal coal prices averaged 32 per cent higher.

Earnings and cash flows were also boosted by higher average prices for copper and aluminium which were up 27 per cent and 23 per cent respectively, year on year.

Exchange rates

Compared with 2016, the US dollar, on average, weakened by one per cent against the Canadian dollar, weakened by four per cent against the Australian dollar and by ten per cent against the South African rand. The effect of all currency movements was to decrease underlying earnings relative to 2016 by
$294 million.

Volumes

Movements in sales volumes increased earnings by $114 million compared with 2016. The main contributors were higher iron ore shipments from the Pilbara, a 20 per cent increase in titanium dioxide slag feedstock sales volumes and a six per cent rise in bauxite sales.

Energy

Higher input energy prices during the year reduced underlying earnings by $125 million compared with 2016 in part related to oil, where the average price rose approximately 23 per cent, averaging $54 per barrel during 2017.

Cash costs, exploration and evaluation

Rio Tinto continued to realise considerable savings from its cost reduction programme, delivering
$0.6 billion pre-tax (underlying earnings impact of $0.4 billion) comprised of operating cash cost improvements* ($533 million pre-tax) and reductions in exploration and evaluation cash expenditure
($48 million pre-tax) in 2017, meeting its $2.0 billion target over 2016 and 2017 six months earlier than scheduled. The Group has now achieved $8.3 billion pre-tax ($5.9 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base. These savings were achieved against a backdrop of rising raw materials costs, in particular for the Aluminium industry.

The Group continued to optimise its expenditure on exploration and evaluation, progressing the highest value projects.

One-off items

Group one-off items of $257 million included in underlying earnings primarily relate to the impact of the strike at Escondida in the first half of 2017 which resulted in lower volumes and higher unit costs compared with 2016. In addition there was a deferred tax asset write-down at Grasberg. These were partly offset by receipt of the final insurance settlement relating to the Manefay slide at Kennecott in 2013.

Tax / non-cash / interest / other

The 2017 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent compared with 22 per cent in 2016. The higher tax rate in 2017 primarily reflected increased profit in Australia and the impact of a deferred tax asset write-down relating to Grasberg while the lower rate in 2016 was due to the recognition of a deferred tax asset in Mongolia. The effective tax rate on underlying earnings in Australia remained at 30 per cent. The Group expects an effective tax rate on underlying earnings of approximately 30 per cent in 2018.

The Group interest charge (net of tax and non-controlling interests) of $354 million was $222 million lower than 2016 due to the lower level of net debt and an increase in capitalised interest. The interest charge included $180 million of early redemption costs from bond purchases in 2017 when the Group successfully completed a $2.5 billion bond tender and redemption exercise which reduced gross debt. In 2016, similar exercises reduced gross debt by $7.5 billion, with early redemption costs of $237 million. Since the start of 2016, the Group has reduced the nominal value of outstanding bonds from approximately $21 billion to around $9.5 billion.

* Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.

Items excluded from underlying earnings

Impairment charges of $481 million (post-tax) were recognised in 2017, relating primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing uranium mine in Namibia and the Argyle diamond mine in Australia. Roughrider’s recoverable amount was determined to be nil following a decision in the first half of 2017 to cease further expenditure on the project. Rössing was impaired due to oversupply in the uranium market resulting in structural changes to forecast prices, while the impairment at Argyle was attributable to lower production volumes, a smaller than expected contribution from productivity improvements and lower realised prices.

Net gains on disposal of interests in businesses of $2,022 million primarily related to the sale of the Coal & Allied thermal coal business which completed on 1 September 2017.

Non-cash exchange and derivative losses in 2017 of $810 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange losses were in contrast to net exchange and derivative gains in 2016 of $536 million, giving rise to a negative period-on-period movement of $1,346 million. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

Deferred tax assets have been remeasured to reflect lower corporate income tax rates in the US and France as a results of tax legislation changes. Deferred tax assets have also been derecognised as a result of revised profit forecasts in France due to expected divestments.

In 2017, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott of $233 million pre-tax or $146 million post-tax. Part of the settlement ($45 million post-tax) has been excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

The 2016 gains on disposal of businesses related primarily to the sale of the Group’s 40 per cent interest in the Bengalla thermal coal joint venture and the sale of the Lochaber aluminium assets. In 2016, the Group recognised an onerous contract provision for $329 million (post-tax) relating to infrastructure capacity requirements in Queensland Australia. The Group also incurred $177 million (post-tax) of restructuring costs associated with its cost reduction programme. The $282 million (post-tax) increase in the closure provision in 2016 related to the Gove alumina refinery in Northern Territory, Australia where operations were curtailed in May 2014.

The 2016 tax provision included amounts provided for tax matters for which the timing of resolution and potential economic outflow remain uncertain.

Cash flow

Net cash generated from operating activities of $13.9 billion was 64 per cent higher than 2016 driven by higher commodity prices and cash cost improvements, partly offset by higher tax payments from increased underlying profits.

Purchases of property, plant and equipment and intangible assets were $4.5 billion in 2017, a rise of 49 per cent compared with 2016. Major capital projects in 2017 included the development of the Oyu Tolgoi underground copper mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and completion of the Silvergrass iron ore mine in the Pilbara.

In 2017, the Group generated $9.5 billion of free cash flow, 64 per cent higher than 2017. This included $0.4 billion of productivity gains from the mine to market productivity programme which was implemented in 2017, targeting the delivery of $5.0 billion of additional free cash flow from 2017 to 2021.

Dividends paid in 2017 of $4.2 billion reflected the 2016 final dividend, paid in April 2017, and the 2017 interim dividend paid in September 2017. Share repurchases totalled $2.1 billion comprised of the $1.5 billion on-market buy-back in Rio Tinto plc shares and the $0.6 billion (A$750 million) off-market buy-back in Rio Tinto Limited shares.

Balance sheet

Net debt (see page 42) reduced to $3.8 billion at 31 December 2017, a decrease of $5.8 billion. Taking into account the $1.9 billion outstanding on the $2.5 billion share buy-back announced in September 2017, and an A$1.6 billion tax payment (equivalent to $1.2 billion) on 2017 profits due in the first half of 2018, net debt at 31 December 2017 would have been $7.0 billion.

Net debt to EBITDA improved from 0.7 times at 31 December 2016 to 0.2 times at 31 December 2017. Net debt to total capital (net gearing ratio) declined to seven per cent at 31 December 2017 (31 December 2016: 17 per cent) and interest cover was 14 times (2016: seven times).

Total financing liabilities at 31 December 2017 were $15.4 billion (refer to page 42). At 31 December 2017, approximately 80 per cent of Rio Tinto’s total borrowings were at floating interest rates, the weighted average cost of total borrowings was approximately 4.2 per cent and the weighted average maturity was around ten years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $1.7 billion which matures in 2025.

In 2017, the Group repaid $2.8 billion of borrowings, including successfully completing $2.5 billion (nominal value) bond lender and redemption exercise which reduced overall gross debt. Cash and cash equivalents plus other short-term cash investments at 31 December 2017 were $11.5 billion (31 December 2016: $8.4 billion).

Profit for the year

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2017 totalled $8,762 million (2016: $4,617 million). The Group recorded a profit in 2017 of $8,851 million (2016: $4,776 million) of which a profit of $89 million (2016: $159 million) was attributable to non-controlling interests.

Shareholder returns

At the end of each financial period, the board determines an appropriate total level of ordinary dividend per share, taking into account the results for the financial year, the outlook for our major commodities, the board’s view of the long-term growth prospects of the business and the Company’s objective of maintaining a strong balance sheet. The intention is that the balance between the interim and final dividend be weighted to the final dividend.

The board expects total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

The board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising shareholder value.

Acknowledging the cyclical nature of the industry, in periods of strong earnings and cash generation, it is the board’s intention to supplement the ordinary dividends with additional returns to shareholders.

Given the strength of 2017 results, with continued investment in value-accretive growth and the significant reduction in net debt, the board determined that the dividend pay-out for 2017 should be at the top of the range at 60 per cent of underlying earnings, with a further $2 billion share buy-back for 2017.

	US$ billion	US cents per share
Ordinary dividend per share
Interim dividend, paid in September 2017	2.0	110.00
Final dividend, announced today, to be paid in April 2018	3.2	180.00
2017 full year dividend	5.2	290.00
Share buy-backs
Announced in August 2017, completed in December 2017	1.0
Announced today, to be completed by the end of 2018	1.0
Total share buy-backs declared for 2017	2.0
Combined total represents 83% of 2017 underlying earnings	7.2
Supplementary share buy-back, returning the Coal & Allied proceeds
Off-market buy-back in Rio Tinto Limited, completed in November 2017	0.6
On-market buy-back in Rio Tinto plc to be completed by the end of 2018	1.9
	2.5

Total cash returns to shareholders declared for 2017	9.7

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 6 February 2018 (the latest practicable date prior to the declaration of the dividend).

Ordinary dividend per share	2017	2016
Rio Tinto Group
Interim (US cents)	110.00	45.00
Final (US cents)	180.00	125.00
Full year dividend (US cents)	290.00	170.00
Rio Tinto plc
Interim (UK pence)	83.13	33.80
Final (UK pence)	129.43	100.56
Full year dividend (UK pence)	212.56	134.36
Rio Tinto Limited
Interim (Australian cents)	137.72	59.13
Final (Australian cents)	228.53	163.62
Full year dividend (Australian cents)	366.25	222.75

Rio Tinto Limited shareholders will be paid dividends which are fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

Dividends will be paid on 12 April 2018 to holders of ordinary shares and ADRs on the register at the close of business on 2 March 2018. The ex-dividend date for Rio Tinto Limited, Rio Tinto plc and Rio Tinto plc ADR shareholders will be 1 March 2018.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 20 March 2018 for Rio Tinto plc and Rio Tinto Limited shareholders.

ADR holders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 5 April 2018. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans for Rio Tinto plc and Rio Tinto Limited shareholders is 20 March 2018. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at prevailing market prices. There is no discount available.

Regulatory matters

Rio Tinto continues its full cooperation with the investigations by authorities in the United States, United Kingdom and Australia into the $10.5 million aggregate payments to a consultant providing advisory services on the Simandou project.

On October 17 2017, the U.S. Securities and Exchange Commission filed a civil complaint in the U.S. District Court for the Southern District of New York, alleging violations of the antifraud, reporting, books and records, and internal controls provisions of the federal securities laws against Rio Tinto, a former CEO, Tom Albanese, and a former CFO, Guy Elliott. The complaint seeks an injunction, civil monetary penalties, and disgorgement of any ill-gotten gains, against Rio Tinto. The complaint’s allegations relate to Rio Tinto’s disclosures and financial reporting for its former coal operations in Mozambique. Rio Tinto denies these allegations and will defend itself vigorously.

At the same time, Rio Tinto reached a settlement with the United Kingdom’s Financial Conduct Authority (FCA) in relation to the timing of the impairment of these Mozambique coal operations, and agreed to pay a financial penalty (determined primarily by reference to its market capitalisation) of £27,385,400
($36.4 million). The FCA made no findings of fraud, or of any systemic or widespread failure by Rio Tinto. The Australian Securities and Investments Commission is also reviewing the Mozambique coal asset impairment.

The outcome of these matters, and associated class actions which have been commenced on behalf of securities holders, is subject to significant uncertainties at this time, but they could ultimately expose the Group to material financial cost.

Rio Tinto financial information by business unit

	Rio Tinto interest %	Gross revenue (a)			EBITDA (b)	Net earnings (c)
		for the year ended 31 December			for the year ended 31 December	for the year ended 31 December
		2017 US$m	2016 US$m	2017 US$m	2016 US$m	2017 US$m	2016 US$m
Iron Ore
Pilbara	(d)	18,143	14,530	11,383	8,558	6,576	4,662
Evaluation projects/other		108	75	137	(32)	116	(51)
Total Iron Ore		18,251	14,605	11,520	8,526	6,692	4,611

Aluminium	(e)
Bauxite		2,019	1,913	804	848	463	493
Alumina		2,661	2,118	454	27	180	(121)
Intrasegment		(790)	(786)	(25)	-	(17)	-
Bauxite & Alumina		3,890	3,245	1,233	875	626	372
Primary Metal		5,808	4,913	1,762	1,258	778	402
Pacific Aluminium		2,305	1,971	453	264	176	62
Intersegment & Other		(2,321)	(1,822)	(19)	(50)	(12)	(13)
Integrated Operations		9,682	8,307	3,429	2,347	1,568	823
Other Product Group Items		1,214	1,075	(132)	(42)	(100)	(30)
Product group operations		10,896	9,382	3,297	2,305	1,468	793
Evaluation projects/other		109	76	126	167	115	154
Total Aluminium		11,005	9,458	3,423	2,472	1,583	947

Copper & Diamonds
Rio Tinto Kennecott	100.0	1,352	1,243	539	126	78	(228)
Escondida	30.0	1,811	1,465	1,030	793	325	270
Grasberg joint venture	(f)	33	-	(3)	(17)	(169)	(64)
Oyu Tolgoi & Turquoise Hill	(g)	940	1,203	256	436	36	52
Diamonds	(h)	706	613	287	239	92	47
Product group operations		4,842	4,524	2,109	1,577	362	77
Evaluation projects/other		-	-	(205)	(190)	(99)	(95)
Total Copper & Diamonds		4,842	4,524	1,904	1,387	263	(18)

Energy & Minerals
Rio Tinto Coal Australia	(i)	2,829	2,634	1,223	893	716	382
Iron Ore Company of Canada	58.7	1,867	1,324	770	335	235	64
Rio Tinto Iron & Titanium	(j)	1,763	1,419	546	370	201	86
Rio Tinto Minerals	100.0	630	620	244	213	126	117
Dampier Salt	68.4	215	259	27	74	3	25
Uranium	(k)	417	456	15	54	(26)	10
Product group operations		7,721	6,712	2,825	1,939	1,255	684
Simandou iron ore project	(l)	-	-	(13)	(102)	(6)	(47)
Evaluation projects/other		43	22	(9)	(31)	(7)	(25)
Total Energy & Minerals		7,764	6,734	2,803	1,806	1,242	612

Other Operations	(m)	10	8	(116)	(95)	(138)	(88)
Intersegment transactions		(15)	(11)	-	-	-	-
Product Group Total		41,857	35,318	19,534	14,096	9,642	6,064
Other items	(n)			(736)	(411)	(483)	(241)
Exploration and evaluation				(218)	(175)	(178)	(147)
Net interest						(354)	(576)
Underlying EBITDA/earnings				18,580	13,510	8,627	5,100
Items excluded from underlying EBITDA/earnings		10	18	1,912	(687)	135	(483)
EBITDA/net earnings				20,492	12,823	8,762	4,617
Reconciliation to Group income statement Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(1,837)	(1,555)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation				(4,302)	(4,691)
Impairment charges				(796)	(249)
Depreciation & amortisation in equity accounted units				(648)	(526)
Taxation and finance items in equity accounted units				(272)	(241)
Consolidated sales revenue / profit on ordinary activities before finance items and taxation		40,030	33,781	14,474	7,116

Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure (o)		Depreciation & amortisation		Operating assets (p)
		for the year ended 31 December		for the year ended 31 December		as at 31 December
		2017 US$m	2016 US$m	2017 US$m	2016 US$m	2017 US$m	2016 US$m
Iron Ore
Pilbara	(d)	1,201	868	1,645	1,645	16,535	16,357
Evaluation projects/other		-	-	-	-	2	2
Total Iron Ore		1,201	868	1,645	1,645	16,537	16,359

Aluminium	(e)
Bauxite		825	343	123	110	1,897	1,278
Alumina		108	87	209	206	2,733	2,588
Intrasegment		-	-	-	-	(18)	-
Bauxite & Alumina		933	430	332	316	4,612	3,866
Primary Metal		389	394	665	716	9,946	10,701
Pacific Aluminium		109	91	196	193	1,016	1,044
Intersegment & Other		5	1	6	25	772	171
Total Aluminium		1,436	916	1,199	1,250	16,346	15,782

Copper & Diamonds
Rio Tinto Kennecott	100.0	249	333	422	530	1,936	2,189
Escondida	30.0	248	517	507	364	3,369	3,565
Grasberg joint venture	(f)	138	174	42	89	1,137	1,151
Oyu Tolgoi & Turquoise Hill	(g)	901	322	344	450	4,725	3,804
Diamonds	(h)	85	97	132	164	441	655
Product group operations		1,621	1,443	1,447	1,597	11,608	11,364
Evaluation projects/other		1	(2)	5	4	135	166
Total Copper & Diamonds		1,622	1,441	1,452	1,601	11,743	11,530

Energy & Minerals
Rio Tinto Coal Australia	(i)/(q)	84	(107)	152	297	1,040	1,807
Iron Ore Company of Canada	58.7	202	75	157	151	988	1,018
Rio Tinto Iron & Titanium	(j)	119	97	219	189	3,881	3,662
Rio Tinto Minerals	100.0	28	31	65	53	523	508
Dampier Salt	68.4	13	11	22	23	150	146
Uranium	(k)	21	30	37	25	(327)	(143)
Product group operations		467	137	652	738	6,255	6,998
Simandou iron ore project	(l)	-	-	-	-	17	13
Evaluation projects/other		-	4	-	1	41	38
Total Energy & Minerals		467	141	652	739	6,313	7,049

Other Operations	(m)	(35)	(11)	32	34	(328)	203
Product Group Total		4,691	3,355	4,980	5,269	50,611	50,923
Intersegment transactions						206	142
Net assets/(liabilities) of disposal groups held for sale	(r)					370	(7)
Other items	(n)	70	(46)	42	51	(2,631)	(2,181)
Less: equity accounted units (EAU)		(417)	(651)	(647)	(526)
Total		4,344	2,658	4,375	4,794	48,556	48,877
Add back: Proceeds from sale of property, plant and equipment and intangibles		138	354
Total capital expenditure per cash flow statement		4,482	3,012
Less: Net debt						(3,845)	(9,587)
Equity attributable to owners of Rio Tinto						44,711	39,290

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Certain comparative amounts have been reallocated to appropriately represent changes in management responsibility.

a)

Gross sales revenue includes the sales revenue of equity accounted units on a proportionately consolidated basis (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

b)

EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

c)

Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at underlying earnings.

d)

Pilbara represents the Group’s 100 per cent holding in Hamersley, 50 per cent holding of Hope Downs Joint Venture and 65 per cent holding of Robe River Iron Associates. The Group’s net beneficial interest in Robe River Iron Associates is 53 per cent as 30 per cent is held through a 60 per cent owned subsidiary and 35 per cent is held through a 100 per cent owned subsidiary.

e)

Presented on an integrated operations basis splitting activities between Bauxite & Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

f)

Through a joint operation agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998.

g)

Rio Tinto’s interest in Oyu Tolgoi is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd (TRQ), where TRQ’s principal asset is its 66 per cent investment in Oyu Tolgoi LLC, which owns the Oyu Tolgoi copper-gold mine.

h)	Includes Rio Tinto’s interests in Argyle (100 per cent) and Diavik (60 per cent).
i)	On 1 September, 2017, Rio Tinto disposed of its 100 per cent shareholding in Coal & Allied Industries Limited to Yancoal Australia Limited.

As at 31 December 2016, this included Rio Tinto’s 100 per cent shareholding in Coal & Allied Industries Limited and its wholly-owned subsidiaries. Rio Tinto as a 100 per cent owner of Coal & Allied held a 67.6 per cent, 80 per cent and 55.6 per cent interest respectively, with management rights, in Hunter Valley Operations, Mount Thorley and Warkworth. On 1 March 2016, Coal & Allied disposed of its 40 per cent interest in Bengalla Joint Venture and on 5 August 2016, Coal & Allied disposed of its 100 per cent interest in the Mount Pleasant project. Both were included up until their respective disposal dates.

j)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (100 per cent), QIT Madagascar Minerals (QMM, 80 per cent) and Richards Bay Minerals (attributable interest of 74 per cent).
k)	Includes Rio Tinto’s interests in Energy Resources of Australia (68.4 per cent) and Rössing Uranium Limited (68.6 per cent).
l)

Simfer Jersey Limited, a company incorporated in Jersey in which the Group has a 53 per cent interest, has an 85 per cent interest in Simfer S.A. the company that manages the Simandou project in Guinea. The Group therefore has a 45.05 per cent indirect interest in Simfer S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.

Notes to financial information by business unit (continued)

m)	Other Operations include Rio Tinto’s 100 per cent interest in the curtailed Gove alumina refinery and Rio Tinto Marine.
n)

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The loss in Other items includes restructuring, project and other one-off costs of $177 million (pre-tax) in 2017.  The increased loss also reflects an increase in Information System & Technology spend and further investment in the Commercial Centre in Singapore and capability to support the Group’s mine to market productivity programme.

o)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations and equity accounted units.

p)

Operating assets of subsidiaries comprise net assets excluding post-retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

q)

Capital expenditure in 2016 for Rio Tinto Coal Australia includes net proceeds of US$192 million for the disposal of 100 per cent interest in the Mount Pleasant thermal coal project to MACH Energy Australia Pty Ltd on 5 August 2016.

r)	Assets and liabilities held for sale at 31 December 2017 comprise of Rio Tinto's interest in the Dunkerque aluminium smelter and certain other separate assets.

Assets and liabilities held for sale at 31 December 2016 comprised of Rio Tinto’s interests in the Blair Athol coal project and certain other separate assets.

Review of operations

Iron Ore

	2017	2016	Change
Pilbara production (million tonnes – Rio Tinto share)	271.3	270.7	-
Pilbara production (million tonnes – 100%)	329.8	329.5	-
Pilbara shipments (million tonnes – Rio Tinto share)	272.0	268.9	+1%
Pilbara shipments (million tonnes – 100%)	330.1	327.6	+1%

Gross sales revenue (US$ millions)	18,251	14,605	+25%
Underlying EBITDA (US$ millions)	11,520	8,526	+35%
Pilbara underlying FOB EBITDA margin*	68%	63%
Underlying earnings (US$ millions)	6,692	4,611	+45%
Net cash generated from operating activities (US$ millions)	8,466	5,959	+42%
Capital expenditure (US$ millions)	(1,201)	(868)	+38%
Free cash flow (US$ millions)	7,265	5,091	+43%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

* The Pilbara underlying FOB EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara revenues, excluding freight revenue.

Performance

The Iron Ore group’s underlying EBITDA of $11,520 million and underlying earnings of $6,692 million in 2017 were 35 per cent and 45 per cent higher, respectively, than 2016. The group benefited from higher prices, reflected in the 20 per cent rise, on average, in the Platts 62 per cent index, further cash cost savings and productivity improvements.

Pre-tax cash cost improvements in the Iron Ore group were $341 million in 2017 and have now delivered $1.7 billion of cumulative savings compared with the 2012 base. These savings are reflected in a further reduction in Pilbara unit cash costs to $13.4 per tonne in 2017 (2016: $13.7 per tonne). Increased productivity, lower headcount and a reduction in consumables contributed to this positive trend and offset the impact of slightly higher energy costs and a stronger Australian dollar. Pilbara operations delivered a free on board (FOB) EBITDA margin of 68 per cent in 2017, compared with 63 per cent in 2016.

Gross sales revenues for Pilbara operations in 2017 of $18,143 million included freight revenue of $1,464 million (2016: $886 million).

Net cash generated from operating activities of $8,466 million benefited from higher prices and lower operating costs through the continued realisation of cost savings initiatives and improved productivity. These positive trends fed through to free cash flow of $7,265 million, which was $2,174 million higher than 2016, more than offsetting the 38 per cent rise in capital expenditure, partly attributable to the construction of Silvergrass which was commissioned in the fourth quarter.

Markets

Sales of 330.1 million tonnes (Rio Tinto share 272.0 million tonnes) were one per cent higher than 2016 sales, reflecting ongoing productivity improvements being made to the rail network, along with increased flexibility across the infrastructure system.

Approximately 67 per cent of sales in 2017 were priced with reference to the current month average, 17 per cent with reference to the prior quarter’s average index lagged by one month, five per cent with reference to the current quarter average and 11 per cent were sold on fixed terms on the spot market. Approximately 67 per cent of 2017 sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in 2017 was $59.6 per wet metric tonne on an FOB basis (2016: $49.3 per wet metric tonne). This equates to $64.8 per dry metric tonne (2016: $53.6 per dry metric tonne), which compares with the average FOB Platts price of $64.1 per dry metric tonne for 62 per cent iron Pilbara fines (2016: $53.6 per dry metric tonne).

Operations

Pilbara operations produced 329.8 million tonnes (Rio Tinto share 271.3 million tonnes) in 2017, in line with 2016: a stronger performance in the second half offset the impacts of adverse weather conditions in the first quarter and accelerated rail maintenance in the second quarter. In addition there was a planned two week shutdown at Hope Downs 4 in December 2017, in line with the focus on value over volume.

New projects and growth options

Commissioning of the Silvergrass conveyor system is complete and the plant had processed around two million tonnes by the end of 2017. Production ramp-up will continue in 2018.

The automation of the Pilbara train system (AutoHaulTM) continues to make strong progress with greater than 60 per cent of all train kilometres now completed in autonomous mode with a driver on board for supervision. The project is on schedule to be completed by the end of 2018.

The Koodaideri project feasibility study was approved for $30.9 million in May 2017. The feasibility study will focus on obtaining necessary consent and permits and increasing orebody knowledge.

2018 shipments guidance

Rio Tinto’s Pilbara shipments in 2018 are expected to be between 330 and 340 million tonnes (100 per cent basis). This is subject to market conditions and any weather constraints, and partly reflects continued rail maintenance required in 2018.

Aluminium

	2017	2016	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	50,796	47,703	+6%
Alumina (000 tonnes)	8,131	8,192	-1%
Aluminium (000 tonnes)	3,551	3,600	-1%

Gross sales revenue (US$ millions)	11,005	9,458	+16%
Underlying EBITDA (US$ millions)	3,423	2,472	+38%
Underlying EBITDA margin (integrated operations)	35%	28%
Underlying earnings (US$ millions)	1,583	947	+67%
Net cash generated from operating activities (US$ millions)	2,648	2,278	+16%
Capital expenditure – excluding EAUs (US$ millions)	(1,269)	(795)	+60%
Free cash flow (US$ millions)	1,380	1,471	-6%

To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2016 have been excluded from the Rio Tinto share of production data but assets sold in 2017 remain in the comparative.

The Gove alumina refinery is closed and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying EBITDA of $3,423 million and underlying earnings of $1,583 million increased by 38 per cent and 67 per cent, respectively. The improved pricing environment was partially offset by a strengthening of the Australian and Canadian dollars, as well as by increases in the prices of raw materials – most notably caustic soda, petroleum coke and tar pitch – relating mainly to the same underlying drivers supporting the higher aluminium and alumina prices. Volume creep, cost improvements and value-added product initiatives executed by the product group over the course of 2017 totalled $198 million, and more than offset the negative impact of the raw material input costs, which were $149 million higher than 2016. These initiatives resulted in a sector-leading performance with a rise in the EBITDA margin from integrated operations to 35 per cent.

The Aluminium group has now delivered $1.6 billion of cash cost improvements compared with the 2012 base.

Net cash flow from operating activities increased by 16 per cent with capital expenditure rising by 60 per cent as construction at Amrun accelerated in 2017. This led to a six per cent decline in free cash flow generation with the higher capex partly offset by the strong EBITDA performance.

Markets

The 2017 cash LME aluminium price averaged $1,969 per tonne, an increase of 23 per cent on 2016. Market premia increased in all regions: in the US, the mid-West market premium averaged $199 per tonne in 2017, compared with an average of $169 per tonne in 2016, an 18 per cent rise.

Overall, the group achieved an average realised aluminium price of $2,231 per tonne in 2017 (2016: $1,849 per tonne). This includes premia for value-added products (VAP), which represented 57 per cent of primary metal sold in 2017 (2016: 54 per cent) and generated attractive product premia averaging $221 per tonne of VAP sold (2016: $223 per tonne) on top of the physical market premia.

The strong bauxite production performance, combined with robust demand from China, enabled the group to increase its share of third party bauxite shipments by ten per cent to 32.3 million tonnes (2016: 29.3 million tonnes).

Operations

Central to the aluminium group’s performance has been the continuous drive to creep the capacity of its assets through productivity at minimal cost, to enhance margin, while always maintaining a focus on value over volume. Bauxite production increased six per cent, with Gove 23 per cent higher and Weipa up five per cent, reflecting the successful execution of this strategy. This enabled the group to ship 32 million tonnes of bauxite to third parties in 2017, a ten per cent increase compared with 2016, further reinforcing Rio Tinto’s position as the global leader in the seaborne bauxite trade.

Gross sales revenues for bauxite in 2017 increased six per cent to $2,019 million and included freight revenues of $266 million (2016: $202 million).

Alumina production for 2017 was in line with 2016, with a strong performance at Yarwun partially offset by lower production at the Queensland Alumina refinery due to major maintenance. There was a continued focus on productivity enhancements throughout the operations. These actions, together with higher realised prices, led the Alumina business to achieve EBITDA of $454 million.

Aluminium production of 3.6 million tonnes in 2017 was one per cent lower than 2016. Higher than average production creep of one per cent achieved at the group’s wholly-owned Canadian smelters was offset by a curtailment at the Boyne smelter in Australia, prompted by higher power prices, as well as by a production incident at the non-managed Sohar smelter in Oman. Primary Aluminium earnings of $954 million were 106 per cent higher than 2016.

On 10 January 2018, Rio Tinto announced it had received a binding offer for the sale of the Aluminium Dunkerque smelter in France for $500 million, subject to final adjustments. The sale is expected to complete in the second quarter of 2018, subject to satisfactory completion of consultations with key stakeholders.

New projects and growth options

The $1.9 billion Amrun bauxite project on the Cape York Peninsula in north Queensland is advancing to plan. All wharf modules are now installed and the process plant beneficiation modules and transfer tower are in location. Upcoming activities include completion of the stacker, reclaimer assembly and ship loader assembly. The project remains on schedule for first shipment in the first half of 2019.

The $0.7 billion1 bauxite project to expand the production capacity of the Compagnie des Bauxites de Guinée (CBG) to 18.5 million tonnes per annum1 remains on schedule with first shipment from the expansion project expected in the fourth quarter of 2018.

2018 production guidance

Rio Tinto’s share of production in 2018 is expected to be between 49 and 51 million tonnes of bauxite, 8.0 to 8.2 million tonnes of alumina and 3.5 to 3.7 million tonnes of aluminium (guidance to be adjusted following completion of the sale of the Aluminium Dunkerque smelter).

1 100 per cent basis. Rio Tinto’s share of capex and production is 45 per cent.

Copper & Diamonds

	2017	2016	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	478.1	523.3	-9%
Refined copper (000 tonnes)	197.2	250.1	-21%
Diamonds (000 carats)	21,627	17,953	+20%

Gross sales revenue (US$ millions)	4,842	4,524	+7%
Underlying EBITDA (US$ millions)	1,904	1,387	+37%
Underlying EBITDA margin	39%	31%
Underlying earnings / (loss) (US$ millions)	263	(18)	n/a
Net cash generated from operating activities (US$ millions)[1]	1,695	977	+73%
Capital expenditure – excluding EAUs (US$ millions)	(1,374)	(924)	+49%
Free cash flow (US$ millions)	319	69	+362%

1 Net cash generated from operating activities excludes the operating cash flows of equity accounted units (Escondida) but includes dividends from the equity accounted units.

Performance

The Copper & Diamonds group recorded underlying EBITDA of $1,904 million, 37 per cent higher than 2016, and underlying earnings of $263 million, compared to a loss of $18 million in 2016. Higher prices, continued success with cash cost reductions and the final insurance settlement ($101 million post-tax, with an additional $45 million recognised in net earnings) relating to the Manefay slide at Kennecott in 2013 more than offset the one-off impacts of the Escondida strike ($176 million) and a deferred tax asset write-down at Grasberg ($144 million).

The group delivered free cash flow of $319 million (inclusive of dividends received from Escondida) despite a 49 per cent increase in capital expenditure as activity ramped up at the Oyu Tolgoi Underground Project. All managed operations were free cash flow positive in 2017, with the exception of Oyu Tolgoi due to investment in the Underground Project.

The group achieved $160 million of pre-tax cash cost improvements during 2017, bringing total savings delivered across the Copper & Diamonds group since 2012 to $1.4 billion.

Markets

Average LME copper prices increased 27 per cent to 281 cents per pound and the gold price increased one per cent to $1,257 per ounce compared with 2016.

Rough diamond demand was solid in 2017: factories in India increased manufacturing capacity as the market normalised following Indian banknote reform in 2016, and the outlook in key emerging markets improved. This resulted in sustained re-stocking activity throughout the pipeline for most of the year.

The total impact of price changes on the Copper & Diamonds group, including the effects of provisional pricing movements, resulted in an increase in underlying earnings of $480 million compared with 2016.

At 31 December 2017, the Group had an estimated 250 million pounds of copper sales that were provisionally priced at 304 cents per pound. The final price of these sales will be determined during the first half of 2018. This compares with 235 million pounds of open shipments at 31 December 2016, provisionally priced at 250 cents per pound.

Operations - Copper

Mined copper production was nine per cent lower than 2016, mainly due to the impact of the strike at Escondida in the first quarter of 2017. Mined copper production at Kennecott reflected lower grades partially offset by higher mill throughput while production from the Oyu Tolgoi open pit reduced as anticipated due to lower head grades, as phases 2 and 3, which were sources of higher grade, were fully depleted by the end of 2016.

In January and February 2017, the Indonesian government issued new mining regulations to address exports of unrefined metals, including copper concentrates, and other matters related to the mining sector. These regulations impact PT Freeport Indonesia’s (“PT-FI”) operating rights, including its right to continue to export concentrate without restriction, and, as a result, had a significant impact on Rio Tinto’s share of production in 2017. Rio Tinto's full participation beyond 2021 is likely to be delayed due to the application of force majeure provisions in the joint venture agreement between Rio Tinto and PT-FI.

In March 2017, the Indonesian government amended the regulations and issued a permit to PT-FI that allowed concentrate exports to resume in April 2017. PT-FI is applying for an extension of its export permit, which currently expires on 16 February 2018.

Approximately 5.7 thousand tonnes of copper and no gold production in 2017 has been attributed to Rio Tinto.

Operations – Diamonds

Diamond production was 20 per cent higher than 2016 with higher carat production at Argyle due to the additional processing of higher grade alluvial tailings, and an increase in carats recovered at Diavik due to higher recovered grades.

New projects and growth options

New contractors continue to mobilise at the Oyu Tolgoi Underground Project with the total project workforce at over 6,600 at the end of 2017, 89 per cent of whom are Mongolian nationals. Lateral development is on plan, the sinking of Shaft 2 is complete and completion of Shaft 5 sinking is expected by the end of first quarter of 2018. Six accommodation buildings in the Oyut II camp are now complete. An annual project review was completed in the fourth quarter, and construction of the first drawbell is expected in mid-2020.

Commissioning of the  Los Colorados Extension project began in the second half of 2017, delivering incremental annual capacity of approximately 200 thousand tonnes of copper (100 per cent basis) at full capacity.

In December 2017, Rio Tinto approved a $368 million commitment (Rio Tinto share 55 per cent or $202 million) to further advance the Resolution Copper project in the United States. The funding will improve infrastructure and facilitate mine planning as part of the pre-feasibility study.

Development of the A21 pipe at Diavik remains on schedule and within budget.

Impairment

A post-tax impairment charge of $138 million was recognised at Argyle attributable to lower production volumes, a smaller than expected contribution from productivity improvements and lower realised prices.

2018 production guidance

Rio Tinto’s expected share of mined copper production for 2018 is expected to be between 510 and 610 thousand tonnes. Refined copper production is expected to be between 225 to 265 thousand tonnes.

Diamond production guidance for 2018 is between 17 and 20 million carats.

Energy & Minerals

	2017	2016	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	7,704	8,141	-5%
Semi-soft coking coal (000 tonnes)	2,020	4,102	-51%
Thermal coal (000 tonnes)	13,933	16,727	-17%
Iron ore pellets and concentrates (000 tonnes)	11,166	10,661	+5%
Titanium dioxide slag (000 tonnes)	1,315	1,048	+25%
Borates (000 tonnes)	517	503	+3%
Salt (000 tonnes)	5,090	5,180	-2%
Uranium (000 lbs)	6,650	6,342	+5%

Gross sales revenue (US$ millions)	7,764	6,734	+15%
Underlying EBITDA (US$ millions)	2,803	1,806	+55%
Underlying EBITDA margin	36%	27%
Underlying earnings (US$ millions)	1,242	612	+103%
Net cash generated from operating activities (US$ millions)	1,939	1,370	+42%
Capital expenditure (US$ millions)	(467)	(141)	+231%
Free cash flow (US$ millions)	1,467	1,232	+19%

To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2016 have been excluded from the Rio Tinto share of production data but assets sold in 2017 remain in the comparative.

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

Underlying EBITDA for the Energy & Minerals group was $2,803 million, 55 per cent higher than 2016, while underlying earnings at $1,242 million were more than double the level of 2016. The group benefited from higher prices, primarily coal, iron ore and the majority of products at Rio Tinto Iron & Titanium, along with higher volumes and cash cost improvements across many of the operations. These more than offset stronger local currencies and the impact of Cyclone Debbie which affected coal production in early 2017. Coal & Allied’s thermal coal operations are included up to their sale on 1 September 2017: the 2016 comparative therefore includes an additional four months of Coal & Allied earnings, equivalent to $109 million.

Pre-tax cash cost improvements in the Energy & Minerals group were $116 million in 2017: the product group has now delivered $1.5 billion of cumulative savings compared with the 2012 base.

Gross sales revenues for the product group in 2017 of $7,764 million were 15 per cent higher than 2016 as a result of higher prices and higher sales volumes across most products with the exception of coal which was impacted by the cyclone and the disposal of Coal & Allied.

Net cash generated from operating activities of $1,939 million was 42 per cent higher than 2016, benefiting from higher prices and further cost improvements. The 2016 comparative included cash flows generated from Coal & Allied for the last four months of $136 million. The increase in capital expenditure included the development of the Wabush 3 open pit mine at Iron Ore Company of Canada. 2016 capital expenditure was presented net of the $192 million proceeds from the sale of the Mount Pleasant thermal coal assets. The resulting free cash flow achieved during the year of $1,467 million was 19 per cent higher than in 2016.

Markets

Gross sales revenues for Rio Tinto Coal Australia in 2017 of $2,829 million (2016: $2,634 million) were seven per cent higher than 2016, despite the sale of Coal & Allied in September 2017. The group achieved hard coking coal prices of $169 per tonne, on average, in 2017 on an FOB basis (2016: $119 per tonne). Average prices realised for thermal coal were $78 per tonne on an FOB basis in 2017 (2016: $60 per tonne).

Market conditions for titanium dioxide continued to improve in 2017, with strengthening pigment prices supported by low inventory and tight supply. Consequently, feedstock demand has improved year-on-year. Improved conditions have also been evident in the zircon market.

Borates demand growth was primarily driven by the agriculture and construction sectors in 2017. Offtake across most regions held firm, although borates demand in China was impacted by environmental-related shutdowns during the third quarter.

The uranium market remained oversupplied in 2017, with many market players along the value chain reporting excess inventories. The spot price fell from $26 per pound in the first quarter to below $21 per pound for much of the year until capacity curtailment announcements boosted spot prices as the year drew to a close. Adverse policy shifts in South Korea and Japan, as well as an increasingly competitive energy market in the US, have dampened the expected demand growth in these markets.

Operations - Energy

Hard coking coal production in 2017 was five per cent lower than 2016 due to the impact of Cyclone Debbie in the first quarter of 2017.

As announced on 1 September 2017, Rio Tinto completed the sale of Coal & Allied to Yancoal Australia for total consideration of $2.69 billion, which included Coal & Allied's interests in the Hunter Valley Operations, Mount Thorley and Warkworth mines. The sale, coupled with mine production sequencing changes at Hunter Valley Operations and Mount Thorley Warkworth, resulted in semi-soft coking coal and thermal coal production being lower than 2016 by 51 per cent and 17 per cent respectively.

Uranium production was five per cent higher than 2016, reflecting lower production at Energy Resources of Australia as the operations continued to process existing stockpiles, which was more than offset by higher production at Rössing due to higher grades.

Operations – Iron Ore Company of Canada (IOC)

Rio Tinto’s share of IOC pellet and concentrate production of 11.2 million tonnes was five per cent higher than 2016, with pellet demand continuing to be strong and product mix being optimised to meet customer demand. The development of the Wabush 3 open pit mine, approved in the first quarter of 2017, is progressing as planned and is expected to be in production in the second half of 2018.

Operations - Minerals

Titanium dioxide slag production was 25 per cent higher than 2016, reflecting higher market demand.

The respective movements in the production of borates and salt were driven by market demand and the impact of adverse weather at Dampier Salt in the first half of 2017.

New projects and growth options

The Group has significant optionality in titanium dioxide feedstocks, subject to market conditions. One of nine furnaces at Rio Tinto Fer et Titane remains idle, along with one of four furnaces at Richards Bay Minerals (RBM). The focus remains on maximising the productivity of the furnaces currently in operation, and a decision to re-start idle furnaces will be based on maximising value over volume.

Work continued on the feasibility study for the Zulti South mine expansion at RBM in South Africa, which has the potential to maintain RBM’s low-cost smelting capacity and zircon production. The project remains one of the best undeveloped mineral sand deposits in the industry, given its large ilmenite resource with high rutile and zircon content in the overall mineral suite.

The Jadar project in Serbia is a lithium-borate deposit discovered by Rio Tinto in 2004. Findings so far are encouraging, and prefeasibility assessments are ongoing to establish the economic business case for the project and to advance its environmental and socioeconomic impact assessments. On 24 July 2017, Rio

Tinto signed a Memorandum of Understanding with the Government of Serbia to form a joint working group to progress the study and permitting phase of the project.

Rio Tinto and Chinalco continue to hold discussions following the signing of a non-binding agreement on 28 October 2016 for Rio Tinto to sell its entire stake in the Simandou project in Guinea to Chinalco. The Heads of Agreement (HOA) sets out the proposed principal terms of the sale with the aim of signing a binding agreement.

Impairments

Rössing was impaired by $177 million (post-tax) due to oversupply in the uranium market resulting in structural changes to forecast prices.

2018 production guidance

Guidance for Rio Tinto’s expected share of 2018 production is 7.5 to 8.5 million tonnes of hard coking coal, 3.8 to 4.5 million tonnes of thermal coal, 11.5 to 12.5 million tonnes of iron ore pellets and concentrates, 0.5 million tonnes of boric oxide equivalent production, 1.2 to 1.4 million tonnes of titanium dioxide slag, and 6.2 to 7.2 million pounds of uranium.

Other Operations

	2017	2016
Underlying EBITDA (US$ millions)	(116)	(95)
Underlying loss (US$ millions)	(138)	(88)
Capital expenditure (US$ millions)	35	11

Other operations relates to the Group’s shipping operations and its legacy sites including the Gove alumina refinery, where production was curtailed on 28 May 2014.

A post-tax impairment charge of $257 million was recognised relating to the Roughrider uranium deposit in Canada. Roughrider’s recoverable amount was determined to be nil following a decision in the first half of 2017 to cease further expenditure on the project.

Other items

	2017	2016
Underlying EBITDA (US$ millions)	(736)	(411)
Underlying loss (US$ millions)	(483)	(241)
Capital expenditure (US$ millions)	(70)	46

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The increased loss in Other items includes restructuring, project and other one-off costs of $177 million (pre-tax) in 2017. It also reflects an increase in Information System & Technology spend and further investment in the Commercial Centre in Singapore and capability to support the Group’s mine to market productivity programme.

Exploration & evaluation

	2017	2016
Central exploration post-tax charge (US$ millions)	(178)	(147)

Central exploration & evaluation expenditure in 2017 (post divestments and tax) resulted in a charge to underlying earnings of $178 million.

The pre-tax exploration & evaluation spend across the Group totalled $445 million in 2017. This included evaluation spend of $227 million in the Product Groups, mostly in Copper.

Rio Tinto has a strong portfolio of projects with activity in 16 countries across some eight commodities in Australia, Chile, Kazakhstan, Mongolia, Papua New Guinea, Peru, Serbia, United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Richards Bay Minerals, Oyu Tolgoi and Weipa. The exploration expenditure was primarily focused on copper.

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average Published price/exchange rate for 2017	$ million impact on full year 2017 underlying earnings of a 10% change in prices/exchange rates
Aluminium	$1,969/t	592
Copper	281c/lb	242
Gold	$1,257/oz	30
Iron ore (62% Fe FOB)	$64.1/dmt	1,037
Hard coking coal (realised)	$169/t	69
Australian dollar against the US dollar	0.77	674
Canadian dollar against the US dollar	0.77	160
Oil (Brent)	$54/bbl	54

Capital projects

Rio Tinto has a programme of high-quality projects delivering industry-leading returns across a broad range of commodities.

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100% unless otherwise stated)	Approved capital remaining to be spent from 1 January 2018	Status/Milestones
Completed in 2017
Investment in the Silvergrass iron ore mine in the Pilbara, Australia, to maintain the Pilbara blend.	$0.3bn	$0.05bn	The $338m expansion is expected to add 10 million tonnes of annual capacity. Commissioning was completed in the fourth quarter of 2017.
Construction of a desalination facility to ensure continued water supply and sustain operations at Escondida (Rio Tinto 30%), Chile.	$1.0bn (RT share)	-	Approved in July 2013, the project provides a long-term sustainable supply of water for the operations. The project reached completion on budget in December 2017.
Remediation of the east wall at Rio Tinto Kennecott, US.	$0.3bn	-	Following the pit wall slide in 2013, mine operations focused on remediation from the slide and the east wall of Bingham Canyon, including significant de-weighting and de-watering activities.
Ongoing and approved
Copper & Diamonds
Project funding for Grasberg, Indonesia, from March 2017 to December 2017.	$0.1bn (RT share)	-

Approval in 2017 to continue investment in the pre-production construction of the Grasberg Block Cave, the Deep Mill Level Zone underground mines, and the associated common infrastructure. Rio Tinto’s final share of capital expenditure will be influenced in part by its share of production over the period of investment.

Investment to extend mine life at Rio Tinto Kennecott, US, beyond 2019.	$0.7bn	$0.4bn	Funding for the continuation of open pit mining via the push back of the south wall: the project largely consists of simple mine stripping activities.
Development of A21 pipe at the Diavik Diamond Mine in Canada (Rio Tinto 60%).	$0.2bn (RT share)	$0.02bn (RT share)	Approved in November 2014, the development of the A21 pipe is expected to sustain production levels. Dike construction and de-watering are complete. First carats are planned for mid-2018.

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100% unless otherwise stated)	Approved capital remaining to be spent from 1 January 2018	Status/Milestones
Development of the Oyu Tolgoi underground mine in Mongolia (Rio Tinto 34%), where average copper grades of 1.66 per cent are more than three times higher than the open pit.	$5.3bn	$4.3bn

The project was approved in May 2016.  An annual project review was completed in the fourth quarter of 2017 and construction of the first drawbell is expected in mid-2020. Lateral development is on plan, Shaft 2 sinking is complete and Shaft 5 sinking is expected to be complete by the end of first quarter of 2018.

Aluminium
Investment in the Amrun bauxite mine on the Cape York Peninsula in north Queensland, Australia, with a planned initial output of 22.8 million tonnes a year.	$1.9bn	$1.1bn	Approved in December 2015, the project is advancing to plan. Output includes an expected 10 million tonne increase in annual exports with production commencing in the first half of 2019.
Investment in the Compagnie des Bauxites de Guinée (CBG) bauxite mine to expand capacity from 14.5 to 18.5 million tonnes a year. Rio Tinto’s share of capex is $0.3bn.	$0.7bn	$0.3bn	Approved in 2016. Financing completed in November 2016. First incremental shipment expected in the fourth quarter of 2018.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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Illtud Harri

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Investor Relations, EMEA/Americas

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Media Relations, Australia/Asia

Jonathan Rose

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Investor Relations, Australia/Asia

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Group income statement

Years ended 31 December

	2017 US$m	2016 US$m
Consolidated operations
Consolidated sales revenue	40,030	33,781
Net operating costs (excluding items shown separately)	(26,983)	(26,799)
Impairment charges (a)	(796)	(249)
Net gains on disposal of interests in businesses (b)	2,344	515
Exploration and evaluation costs	(445)	(497)
(Loss)/profit relating to interests in undeveloped projects	(15)	44
Operating profit	14,135	6,795
Share of profit after tax of equity accounted units	339	321
Profit before finance items and taxation	14,474	7,116
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(601)	611
Net gains/(losses) on derivatives not qualifying for hedge accounting	33	(24)
Finance income	141	89
Finance costs (c)	(848)	(1,111)
Amortisation of discount	(383)	(338)
	(1,658)	(773)
Profit before taxation	12,816	6,343
Taxation (d)	(3,965)	(1,567)
Profit after tax for the year	8,851	4,776
- attributable to owners of Rio Tinto	8,762	4,617
- attributable to non-controlling interests	89	159

Basic earnings per share (e)	490.4c	256.9c
Diluted earnings per share (e)	486.9c	255.3c

Status of financial information

This preliminary announcement does not constitute the Group's full financial statements for 2017. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission. Accordingly, the financial information for 2017 is unaudited and is not statutory accounts within the meaning of Section 434 of the United Kingdom Companies Act 2006.

Unless stated otherwise, financial information for the year to 31 December 2016 has been extracted from the full financial statements for that year prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, the impact of fair value hedge accounting on the hedged items and the accounting for post-retirement assets and obligations, as filed with the Registrar of Companies.

The Auditors' report on the full financial statements for the year to 31 December 2016 was unqualified and did not contain a statement under section 498 (2) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Notes to the Group income statement

(a)

An impairment indicator was identified at the Rössing Uranium cash-generating unit as a result of structural changes in the forecast prices for uranium due to oversupply in the market.  In assessing the recoverable amount of the assets, it was determined that the property, plant and equipment and certain other non-current assets were fully impaired resulting in a pre-tax impairment charge of US$267 million.

In 2016, an impairment trigger assessment at the Argyle cash-generating unit resulted in the identification of impairment indicators as a result of lower production volumes compared with forecast and lower prices achieved for bulk diamonds.  The recoverable amount for Argyle was determined to be US$191 million, resulting in a pre-tax impairment charge of US$241 million to property, plant and equipment and intangible assets.

In 2017, an impairment trigger assessment at the Argyle cash-generating unit resulted in the identification of impairment indicators because of lower production volumes compared with forecast, a smaller than expected contribution from productivity improvements and lower realised prices.  In assessing the recoverable amount of the assets, it was determined that the property, plant and equipment, including an updated closure asset, was fully impaired resulting in a pre-tax impairment charge of US$172 million.  The impairment charge resulted in the recognition of deferred tax assets of US$34 million; these will be recovered by other business units in the same tax group.

Following a reassessment of planned exploration spend in the six months ended 30 June 2017, substantive expenditure to evaluate the Roughrider deposit in Canada is neither budgeted nor planned.  These circumstances were identified as an impairment indicator under IFRS 6 and the recoverable amount for the evaluation and exploration assets was determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date.  Accordingly an impairment charge of US$357 million was recorded in 2017 to fully write-off the mineral interests recognised on acquisition.

(b)

On 1 September 2017 a pre-tax gain of US$2,367 million (US$2,044 million after tax) was recognised on the sale of Coal & Allied Industries Limited.  This was partially offset by net losses on a number of smaller disposals.

In 2016 the net gains on disposal of interests in businesses related mainly to the sale of Rio Tinto’s 40 per cent interest in the Bengalla joint venture and the sale of the Lochaber assets.  This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie.

(c)	Finance costs in the income statement are net of amounts capitalised of US$224 million (2016: US$111 million).
(d)	Deferred tax assets have been re-measured to reflect lower corporate income tax rates in the US and France as a result of tax legislation changes substantively enacted in December 2017.
(e)

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,786.7 million (2016: 1,797.3 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,364.5 million (2016: 1,373.7  million) and the weighted average number of Rio Tinto Limited shares of 422.3 million (2016: 423.6  million). The profit and loss figures used in the calculation of basic and diluted earnings per share are based on the profits and losses for the year attributable to owners of Rio Tinto.

For the purpose of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Group statement of comprehensive income

Years ended 31 December

	2017 US$m	2016 US$m
Profit after tax for the year	8,851	4,776

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post-retirement benefit plans	6	(90)
Tax relating to these components of other comprehensive income	(12)	29
Adjustments to deferred tax due to changes in corporate tax rates in the US and France	(140)	-
	(146)	(61)

Items that have been/may be subsequently reclassified to profit or loss:
Currency translation adjustment (a)	3,096	(157)
Currency translation on companies disposed of, transferred to the income statement	78	99
Fair value movements:
- Cash flow hedge gains/(losses)	62	(88)
- Cash flow hedge (gains)/losses transferred to the income statement	(62)	116
- Gains on revaluation of available for sale securities	19	13
- Losses on revaluation of available for sale securities transferred to the income statement	8	-
Tax relating to these components of other comprehensive income	(1)	4
Share of other comprehensive income of equity accounted units, net of tax	34	11
Other comprehensive income/(loss) for the year, net of tax	3,088	(63)
Total comprehensive income for the year	11,939	4,713
- attributable to owners of Rio Tinto	11,691	4,504
- attributable to non-controlling interests	248	209

(a)

Excludes a currency translation gain of US$310 million (2016: charge of US$35 million) arising on Rio Tinto Limited’s share capital for the year ended 31 December 2017, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page 39.

Group cash flow statement

Years ended 31 December

	2017 US$m	2016 US$m
Cash flows from consolidated operations (a)	16,670	11,368
Dividends from equity accounted units	817	253
Cash flows from operations	17,487	11,621

Net interest paid (b)	(897)	(1,294)
Dividends paid to holders of non-controlling interests in subsidiaries	(399)	(341)
Tax paid	(2,307)	(1,521)
Net cash generated from operating activities	13,884	8,465

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets (c)	(4,482)	(3,012)
Disposals of subsidiaries, joint ventures and associates (d)	2,675	761
Purchases of financial assets (e)	(723)	(789)
Sales of financial assets (e)	40	582
Sales of property, plant and equipment and intangible assets (f)	138	354
Net funding of equity accounted units	(3)	(12)
Other investing cash flows	(18)	12
Net cash used in investing activities	(2,373)	(2,104)

Cash flows before financing activities	11,511	6,361
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(4,250)	(2,725)
Proceeds from additional borrowings	18	4,413
Repayment of borrowings	(2,795)	(9,361)
Proceeds from issue of equity to non-controlling interests	170	101
Own shares purchased from owners of Rio Tinto	(2,083)	-
Purchase of non-controlling interests (g)	(194)	(23)
Other financing cash flows (b)	(7)	104
Net cash flow used in financing activities	(9,141)	(7,491)
Effects of exchange rates on cash and cash equivalents	(12)	(35)
Net increase/(decrease) in cash and cash equivalents	2,358	(1,165)
Opening cash and cash equivalents less overdrafts	8,189	9,354
Closing cash and cash equivalents less overdrafts (h)	10,547	8,189

(a)Cash flows from consolidated operations
Profit after tax for the year	8,851	4,776
Adjustments for:
Taxation	3,965	1,567
Finance items	1,658	773
Share of profit after tax of equity accounted units	(339)	(321)
Net gains on disposal and consolidation of interests in businesses	(2,344)	(515)
Impairment charges	796	249
Depreciation and amortisation	4,375	4,794
Provisions (including exchange differences on provisions)	535	1,417
Utilisation of provisions	(714)	(627)
Utilisation of provision for post-retirement benefits	(339)	(370)
Change in inventories	(482)	292
Change in trade and other receivables	(138)	(794)
Change in trade and other payables	421	229
Other items (i)	425	(102)
	16,670	11,368

Group cash flow statement (continued)

(b)

Rio Tinto completed a US$2.5 billion (nominal value) bond buy-back programme in June 2017. Net interest paid includes US$259 million being the payment of the premiums and the accelerated interest associated with the bond redemption. In addition, US$7 million was paid relating to the close out of interest rate swaps and was recognised in other financing cash flows.

In 2016, Rio Tinto completed three bond purchase programmes totalling US$7.5 billion (nominal value). These transactions resulted in net interest paid of US$493 million, which represents the payment of the premiums and the accelerated interest associated with these bond redemptions. In addition, US$88 million was received relating to the close out of interest rate swaps and was recognised in other financing cash flows.

(c)

Capital expenditure includes US$215 million (31 December 2016: US$232 million) capitalised in accordance with IFRIC 20 ‘Stripping costs in the production phase of a surface mine’; a significant proportion of stripping costs capitalised relate to the Group’s Copper operations.

(d)

Disposals of subsidiaries, joint ventures and associates in 2017 mainly related to the cash proceeds received to date for the sale of Coal & Allied Industries Limited of US$2.54 billion (net of working capital adjustments and cash transferred on disposal) and also included receipts of the second and final instalment of funds for Rio Tinto’s disposal of its 100 percent interest in Lochaber, which was completed in November 2016.

Disposals of subsidiaries, joint ventures and associates in 2016 related primarily to Rio Tinto’s disposal of its 40 per cent interest in the Bengalla Joint Venture for US$599 million (net of working capital adjustments, transaction costs and cash disposed of in the Joint Venture) and the first US$224 million instalment in respect of the disposal of its Lochaber assets for total consideration of US$410 million (before finalisation of closing adjustments and transaction costs).

Disposals in the cash flow statement are presented net of cash on disposal and after adjusting for working capital and other items as specified under the relevant sales agreements.

(e)

During 2016, the Group invested US$250m in a separately managed portfolio of fixed income instruments. These investments are classified as assets held for trading in the balance sheet. The purchases and sales of the investments were reported on a gross cash flow basis.

In 2017 the Group invested a further US$705 million. As there has been significant turnover, management has elected to report the purchases and sales of these securities on a net cash flow basis in the current year within ‘Purchases of financial assets’.

(f)

Sales of property, plant and equipment and intangible assets in 2016 included US$192 million for the disposal of 100 per cent interest in the Mount Pleasant thermal coal project to MACH Energy Australia Pty Ltd on 5 August 2016.

(g)	In May 2017, the Group’s subsidiary Simfer Jersey Limited (Rio Tinto 53%) purchased a 4.25% interest in Simfer SA from International Finance Corporation for US$194 million.

(h)

Closing cash and cash equivalents less overdrafts at 31 December 2017 differ from cash and cash equivalents on the balance sheet as they include overdrafts of US$3 million (31 December 2016: US$12 million) reported within 'Borrowings and other financial liabilities'.

(i)

Includes adjustments to add back mark to market losses of US$501 million (2016: gains of US$29 million) mainly relating to derivatives embedded in operational contracts and not designated in a hedge relationship.

Group balance sheet

At 31 December

	2017 US$m	2016 US$m
Non-current assets
Goodwill	1,037	951
Intangible assets	3,119	3,279
Property, plant and equipment	62,093	58,855
Investments in equity accounted units	4,486	5,019
Inventories	160	143
Deferred tax assets	3,395	3,728
Trade and other receivables	1,724	1,342
Tax recoverable	30	38
Other financial assets (including loans to equity accounted units)	510	822
	76,554	74,177
Current assets
Inventories	3,472	2,937
Trade and other receivables	3,443	3,460
Tax recoverable	129	98
Other financial assets (including loans to equity accounted units)	1,084	359
Cash and cash equivalents	10,550	8,201
	18,678	15,055
Assets of disposal groups held for sale (a)	494	31
Total assets	95,726	89,263

Current liabilities
Borrowings and other financial liabilities	(904)	(922)
Trade and other payables	(7,061)	(6,361)
Tax payable	(1,985)	(764)
Provisions including post-retirement benefits	(1,275)	(1,315)
	(11,225)	(9,362)
Non-current liabilities
Borrowings and other financial liabilities	(15,148)	(17,470)
Trade and other payables	(856)	(789)
Tax payable	(263)	(274)
Deferred tax liabilities	(3,628)	(3,121)
Provisions including post-retirement benefits	(13,367)	(12,479)
	(33,262)	(34,133)
Liabilities of disposal groups held for sale (a)	(124)	(38)
Total liabilities	(44,611)	(43,533)
Net assets	51,115	45,730

Capital and reserves
Share capital (b)
- Rio Tinto plc	220	224
- Rio Tinto Limited	4,140	3,915
Share premium account	4,306	4,304
Other reserves	12,284	9,216
Retained earnings	23,761	21,631
Equity attributable to owners of Rio Tinto	44,711	39,290
Attributable to non-controlling interests	6,404	6,440
Total equity	51,115	45,730

Group balance sheet (continued)

(a)	Assets and liabilities held for sale at 31 December 2017 comprise of Rio Tinto's interest in the Dunkerque aluminium smelter and certain other separate assets.

Assets and liabilities held for sale at 31 December 2016 comprised of Rio Tinto’s interests in the Blair Athol coal project and certain other separate assets.

(b)

At 31 December 2017, Rio Tinto plc had 1,342.1 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 412.4 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2017 (31 December 2016: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$23.12 (31 December 2016: US$19.49).

.

Group statement of changes in equity

Year ended 31 December 2017
	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,139	4,304	9,216	21,631	39,290	6,440	45,730
Total comprehensive income for the year (a)	–	–	3,078	8,613	11,691	248	11,939
Currency translation arising on Rio Tinto Limited's share capital	310	–	–	–	310	–	310
Dividends	–	–	–	(4,250)	(4,250)	(403)	(4,653)
Share buyback (b)	(89)	–	4	(2,312)	(2,397)	–	(2,397)
Companies no longer consolidated	–	–	(124)	130	6	(8)	(2)
Own shares purchased from Rio Tinto shareholders to satisfy share options (c)	–	–	(64)	(18)	(82)	–	(82)
Change in equity interest held by Rio Tinto	–	–	–	43	43	(43)	–
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	–	–	170	170
Employee share options and other IFRS 2 charges to the income statement	–	–	41	57	98	–	98
Transfers and other movements	–	–	133	(133)	–	–	–
Closing balance	4,360	4,306	12,284	23,761	44,711	6,404	51,115

			Year to 31 December 2017 US$		Year to 31 December 2016 US$
Dividends per share: paid during the year			235.0c		152.5c
Dividends per share: proposed in the announcement of the results for the year			180.0c		125.0c

Year ended 31 December 2016
	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,174	4,300	9,139	19,736	37,349	6,779	44,128
Total comprehensive income for the year (a)	–	–	(49)	4,553	4,504	209	4,713
Currency translation arising on Rio Tinto Limited's share capital	(35)	–	–	–	(35)	–	(35)
Dividends	–	–	–	(2,725)	(2,725)	(352)	(3,077)
Companies no longer consolidated	–	–	–	–	–	8	8
Own shares purchased from Rio Tinto shareholders to satisfy share options (c)	–	–	(43)	(37)	(80)	–	(80)
Change in equity interest held by Rio Tinto (d)	–	–	108	40	148	(313)	(165)
Treasury shares reissued and other movements	–	4	–	–	4	–	4
Equity issued to holders of non-controlling interests	–	–	–	–	–	109	109
Employee share options and other IFRS 2 charges to the income statement	–	–	61	64	125	–	125

Closing balance	4,139	4,304	9,216	21,631	39,290	6,440	45,730

Group statement of changes in equity (continued)

(a)

Refer to the Group statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited share capital.

(b)

In 2017 the total amount of US$2,397 million includes own shares purchased from the owners of Rio Tinto plc as per the cash flow statement of US$2,083 million and a financial liability recognised in respect of an irrevocable contract in place as at 31 December 2017 to cover the share buy-back programme.

(c)	Net of contributions received from employees for share options.
(d)

The restructure of Coal & Allied Industries Limited completed on 3 February 2016. The restructure involved the exchange of a 32.4 per cent interest in Hunter Valley Operations for an additional 20 per cent shareholding in Coal & Allied Industries Limited, increasing Rio Tinto’s shareholding of Coal & Allied Industries Limited from 80 per cent to 100 per cent. Rio Tinto sold its 100 per cent interest in Coal & Allied Industries Limited on 1 September 2017.

Reconciliation with Australian Accounting Standards

The financial information in this report has been prepared in accordance with IFRS as defined in the accounting policies’ notes in this report, which differs in certain respects from the version of International Financial Reporting Standards that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP.  Under IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity.  As a consequence, shareholders' funds under AAS include the residue of such goodwill, which amounted to US$557 million at 31 December 2017 (2016: US$561 million).

Save for the exception described above, the financial information in this report drawn up in accordance with IFRS is consistent with the requirements of AAS.

Consolidated net debt

	Financing liabilities (b)		Other assets
Year ended 31 December	Borrowings (including Finance leases) excluding overdraft (a)	Debt-related Derivatives (included in Other financial assets/ liabilities)	Cash/ Overdraft (b)	Other investments (c)	2017 Net debt US$m	2016 Net debt US$m
Analysis of changes in consolidated net debt
Opening balance	(17,618)	(408)	8,189	250	(9,587)	(13,783)
Foreign exchange adjustment	(303)	245	(12)	-	(70)	90
Cash movements excluding exchange movements	2,777	7	2,370	705	5,859	3,915
Other non-cash movements	(29)	(21)	-	3	(47)	191
Closing balance	(15,173)	(177)	10,547	958	(3,845)	(9,587)

	2017 US$m	2016 US$m
Exchange gains/(losses) on US dollar net debt and intragroup balances
Exchange gains on US dollar net debt	554	160
Exchange (losses)/gains on intragroup balances	(1,154)	449
Exchange (losses)/gains on settlement of dividends	(1)	2
(Charged)/credited to income statement	(601)	611

(a)

Borrowings (including finance leases) at 31 December 2017 differ from total borrowings on the balance sheet as they exclude overdrafts of US$3 million (31 December 2016: US$12 million), other current financial liabilities of US$352 million (31 December 2016: US$205 million) and other non-current financial liabilities US$524 million (31 December 2016: US$557 million).

(b)

Closing cash/overdrafts at 31 December 2017 differ from cash and cash equivalents on the balance sheet as they include overdrafts of US$3 million which have been classified as a financial liability (31 December 2016: US$12 million).

(c)	Other investments comprise US$958 million (2016: US$250 million) of highly liquid financial assets held in managed investment funds classified as held for trading.

Geographical analysis (by destination)

Years ended 31 December

	2017%	Adjusted 2016(b) %	2017 US$m	Adjusted 2016(b) US$m
Consolidated sales revenue by destination (a)
China	44.2	43.6	17,706	14,742
Other Asia	12.8	13.9	5,108	4,692
United States of America	14.3	13.9	5,716	4,709
Japan	11.7	11.3	4,701	3,809
Europe (excluding United Kingdom)	7.5	7.6	3,015	2,579
Canada	2.8	3.0	1,111	1,024
Australia	1.8	2.0	710	675
United Kingdom	1.1	1.2	449	391
Other	3.8	3.5	1,514	1,160
Consolidated sales revenue	100.0	100.0	40,030	33,781

(a)

Consolidated sales revenue by geographical destination is based on the ultimate country of destination of the product, if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are transferred. Rio Tinto is domiciled in both the UK and Australia.

(b)

The 2016 comparatives above have been amended to correct the allocation of revenues by region. The most significant impacts are an increase in the amount allocated to China by US$337 million and a decrease to Other Asia (which excludes China and Japan) of US$319 million. There is no impact on the total consolidated sales revenue.

Prima facie tax reconciliation

Years ended 31 December

	2017 US$m	2016 US$m
Profit before taxation	12,816	6,343
Deduct: share of profit after tax of equity accounted units	(339)	(321)
Parent companies’ and subsidiaries’ profit before tax	12,477	6,022

Prima facie tax payable/(receivable) at UK rate of 19 per cent (2016: 20 per cent)	2,371	1,204
Higher rate of taxation on Australian earnings	1,069	604
Impact of items excluded in arriving at underlying earnings (a):
Impairment charges	10	(16)
Gains and losses on disposal of businesses	(123)	30
Exchange and gains/losses on derivatives	(48)	(33)
Onerous port and rail contracts	-	(46)
Closure provision for legacy operations	-	(40)
Tax provision	-	380
Adjustment to deferred tax relating to planned divestments	202	-
Changes in corporate tax rates in the US and France	439	-
Other exclusions	14	(48)
Impact of changes in tax rates and laws	21	(9)
Other tax rates applicable outside the UK and Australia on underlying earnings	(92)	(283)
Resource depletion and other depreciation allowances	(33)	(15)
Research, development and other investment allowances	(13)	(15)
Recognition of previously unrecognised deferred tax assets	(40)	(154)
Write-down of previously recognised deferred tax assets (b)	160	-
Unrecognised current year operating losses	26	25
Other items (c)	2	(17)
Total taxation charge (d)	3,965	1,567

(a)	The impact for each item includes the effect of tax rates applicable outside the UK.

(b)	The write-down of previously recognised deferred tax assets primarily relates to a reduction in recognised deferred tax assets on brought forward losses in Grasberg.

(c)	Other items include various adjustments to provisions for taxation of prior periods.

(d)

This tax reconciliation relates to the Group's parent companies, subsidiaries and joint operations. The Group's share of profit of equity accounted units is net of tax charges of US$191 million (2016: US$156 million).

Acquisitions and Disposals

2017 and 2016 Acquisitions

There were no material acquisitions during the years ended 31 December 2017 or 31 December 2016.

2017 Disposals

On 1 September 2017, Rio Tinto disposed of its 100 per cent shareholding in Coal & Allied Industries Limited to Yancoal Australia Limited for total consideration of US$2.69 billion (before working capital adjustments). The US$2.69 billion comprises US$2.45 billion in cash paid on the closing date and a further US$240 million of unconditional guaranteed royalty payments. During 2017, US$110 million of the unconditional guaranteed royalty payments has been received; total net cash proceeds received in 2017, net of working capital adjustments, transaction costs and cash transferred, were US$2.54 billion. Rio Tinto expects to receive the remaining US$130 million of unconditional guaranteed royalty payments between 2018 and 2021.

2016 Disposals

On 1 March 2016, Rio Tinto disposed of its 40 per cent interest in the Bengalla Joint Venture to New Hope Corporation Limited for US$616.7 million (before finalisation of net debt and working capital adjustments).

On 31 March 2016, Rio Tinto disposed of its 100 per cent interest in Carbone Savoie to Alandia Industries.

Rio Tinto transferred its 53.83 per cent shareholding in Bougainville Copper Limited (“BCL”) to Equity Trustees Limited (independent trustee) on 30 June 2016 for nil consideration. Equity Trustees Limited subsequently distributed the shares in accordance with the trust deed to nominees of each of the Autonomous Bougainville Government (36.4 per cent) and the Independent State of Papua New Guinea (17.4 per cent) such that each party now controls an equal share of BCL (36.4 per cent). The Group did not previously consolidate BCL as it was determined that in accordance with IFRS, as defined under Accounting Policies, that the Group does not control the relevant activities, being the mining of copper at the Panguna mine, which was brought to a halt by militant activity in 1989. The carrying value has previously been fully impaired and therefore the transfer resulted in no financial impact for the year ended 31 December 2016.

On 2 September 2016, Rio Tinto disposed of its interest in Zululand Anthracite Colliery.

On 23 November 2016, Rio Tinto disposed of its 100 per cent interest in Lochaber to SIMEC for US$410 million (before finalisation of closing adjustments and transaction costs) of which US$224 million was received in December 2016. The second and final instalment of funds was received during April 2017.

Events after the balance sheet date

On 10 January 2018, the Group announced it had received a binding offer from Liberty House to acquire the Group’s Aluminium Dunkerque smelter in northern France for US$500 million, subject to final adjustments. In accordance with French law, the Group will launch a consultation process with employees, relevant European works councils and other stakeholders in relation to the bid. Subject to satisfactory completion of these consultations, the Group expects to complete the sale of Aluminium Dunkerque in the second quarter of 2018. As at 31 December 2017 Rio Tinto's interest in the Aluminium Dunkerque smelter was classified as held for sale.

Accounting policies

The financial information included in this report has been prepared in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 14 December 2015, Article 4 of the European Union IAS regulation and with:

–

International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) both as adopted by the European Union (EU) and which are mandatory for EU reporting as at 31 December 2017; and

–	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRS IC which are mandatory as at 31 December 2017.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report. Whilst the financial information included in this report has been prepared in accordance with IFRS the report does not contain all the information required to comply with IFRS. The Group will publish full financial statements that comply with IFRS in March 2018.

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet mandatory. The financial information has been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2016.

The Group already complied with the amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealised Losses which is mandatory for 2017. This amendment clarifies the accounting treatment for deferred tax assets related to debt instruments measured at fair value. There is an amendment to IAS 7 Statement of Cash Flows: Disclosure Initiative, which is mandatory for 2017, which requires entities to provide disclosures about changes in their liabilities arising from financing activities, including changes arising from financing cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has expanded the net debt reconciliation on page 42 to comply with this amendment. Both of these amendments have been endorsed by the EU.

IFRS 15 “Revenue from Contracts with Customers”, IFRS 9 “Financial Instruments” and IFRIC 22 “Foreign Currency Transactions and Advance Consideration” are mandatory in 2018. IFRS 16 ‘‘Leases’’ and IFRIC 23 “Uncertainty over Income Tax Treatments” are mandatory in 2019 in addition to “Annual Improvements to IFRS Standards 2015-2017 Cycle” and amendments to IFRS 9 “Prepayment Features with Negative Compensation Financial Instruments” and IAS 28 “Long-term Interests in Associates and Joint Ventures”. IFRS 17 “Insurance Contracts” is mandatory in 2021. IFRS 15, IFRS 9 and IFRS 16 have been endorsed by the EU.

The impact on the Group’s net assets of transition to the three new accounting pronouncements which are mandatory in 2018 is currently expected to be immaterial, however, practice continues to develop on application of these standards. IFRS 16 will have a significant impact on the Group’s primary statements and on its systems and processes. Information on the US$1.8 billion undiscounted amount of the Group’s non-cancellable operating lease commitments as at 31 December 2016 as defined under IAS 17, the current leasing standard, is disclosed in note 31 of the Group’s 2016 accounts.  The present value of the Group’s operating lease payments as defined under the new standard will be shown as lease liabilities on the balance sheet and included in net debt.  There are a number of differences in definitions between the two standards.

More detailed information on transition for the 2018 standards and progress to date on the other new accounting pronouncements will be included in the Group’s 2017 financial statements.

Non-GAAP measures

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures on page 49 of this report. These non-GAAP measures are used internally by management to assess the performance of the business and may therefore be useful to investors. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Summary financial data in Australian dollars, Sterling and US dollars

2017 A$m	2016 A$m	2017 £m	2016 £m		2017 US$m	2016 US$m

54,373	47,467	32,455	26,043	Gross sales revenue	41,867	35,336

51,987	45,401	31,031	24,909	Consolidated sales revenue	40,030	33,781

16,644	8,525	9,935	4,677	Profit before tax from continuing operations	12,816	6,343

11,495	6,419	6,861	3,522	Profit for the year from continuing operations	8,851	4,776

11,379	6,205	6,792	3,404	Net earnings attributable to owners of Rio Tinto	8,762	4,617

11,204	6,854	6,688	3,761	Underlying earnings (a)	8,627	5,100

636.9c	345.2c	380.2p	189.4p	Basic earnings per share (b)	490.4c	256.9c

627.1c	381.4c	374.3p	209.2p	Basic underlying earnings per share (a), (b)	482.8c	283.8c

				Dividends per share to Rio Tinto shareholders (c)
301.34c	211.02c	183.69p	108.01p	- paid	235.00c	152.50c
228.53c	163.62c	129.43p	100.56p	- proposed	180.00c	125.00c

14,949	8,549	8,923	4,690	Cash flow before financing activities	11,511	6,361

(4,929)	(13,281)	(2,869)	(7,836)	Net debt	(3,845)	(9,587)

57,322	54,428	33,366	32,116	Equity attributable to owners of Rio Tinto	44,711	39,290

(a)	Underlying earnings exclude net gains on disposal of businesses and other charges of US$135 million (31 December 2016: net losses on impairment and other charges of US$483 million).
(b)	Basic earnings per share and basic underlying earnings per share do not recognise the dilution resulting from share options on issue.
(c)

The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts paid or payable.

Metal prices and exchange rates

		2017	2016	Increase/ (decrease)

Metal prices – average for the year
Copper	-US cents/lb	281c	221c	27%
Aluminium	-US $/tonne	US$1,969	US$1,605	23%
Gold	-US$/troy oz	US$1,257	US$1,250	1%

Average exchange rates in US dollar
Sterling		1.29	1.36	(5%)
Australian dollar		0.77	0.74	4%
Canadian dollar		0.77	0.76	1%
Euro		1.13	1.11	2%
South African rand		0.075	0.068	10%

Year-end exchange rates in US dollar
Sterling		1.34	1.22	10%
Australian dollar		0.78	0.72	8%
Canadian dollar		0.79	0.74	7%
Euro		1.20	1.05	14%
South African rand		0.081	0.073	11%

Reconciliation of net earnings to underlying earnings

Exclusions from underlying earnings	Pre-tax (m) 2017 US$m	Taxation 2017 US$m	Non-controlling interests 2017 US$m	Net amount 2017 US$m	Net amount 2016 US$m
Impairment charges (a)	(796)	141	174	(481)	(183)
Net gains on disposal of interests in businesses (b)	2,344	(322)	–	2,022	382
Exchange and derivative (losses)/gains:
–Exchange (losses)/gains on US dollar net debt and intragroup balances (c)	(613)	113	12	(488)	516
–Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d)	33	(5)	2	30	(12)
–(Losses)/gains on embedded commodity derivatives not qualifying for hedge accounting (e)	(498)	146	–	(352)	32
Changes in corporate tax rates in the US and France (f)	–	(439)	–	(439)	–
Onerous port and rail contracts (g)	–	–	–	–	(329)
Restructuring costs including global headcount reductions	–	–	–	–	(177)
Increased closure provisions for non-operating and legacy operations (h)	–	–	–	–	(282)
Rio Tinto Kennecott insurance settlement(i)	73	(28)	–	45	–
Tax provision (j)	–	–	–	–	(380)
Adjustment to deferred tax assets relating to planned divestments (k)	–	(202)	–	(202)	–
Other exclusions (l)	–	–	–	–	(50)
Total excluded from underlying earnings	543	(596)	188	135	(483)
Net earnings	12,816	(3,965)	(89)	8,762	4,617
Underlying earnings	12,273	(3,369)	(277)	8,627	5,100

Underlying earnings are reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to owners of Rio Tinto. Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column ‘Pre-tax’. Items (a) to (l) below are excluded from net earnings in arriving at underlying earnings.

(a)

An impairment indicator was identified at the Rössing Uranium cash-generating unit as a result of structural changes in the forecast prices for uranium due to oversupply in the market.  In assessing the recoverable amount of the assets, it was determined that the property, plant and equipment and certain other non-current assets were fully impaired resulting in a pre-tax impairment charge of US$267 million.

In 2016, an impairment trigger assessment at the Argyle cash-generating unit resulted in the identification of impairment indicators as a result of lower production volumes compared with forecast and lower prices achieved for bulk diamonds.  The recoverable amount for Argyle was determined to be US$191 million, resulting in a pre-tax impairment charge of US$241 million to property, plant and equipment and intangible assets.

In 2017, an impairment trigger assessment at the Argyle cash-generating unit resulted in the identification of impairment indicators because of lower production volumes compared with forecast, a smaller than expected contribution from productivity improvements and lower realised prices.  In assessing the recoverable amount of the assets, it was determined that the property, plant and equipment, including an updated closure asset, was fully impaired resulting in a pre-tax impairment charge of US$172 million.  The impairment charge resulted in the recognition of deferred tax assets of US$34 million; these will be recovered by other business units in the same tax group.

Reconciliation of net earnings to underlying earnings (continued)

Following a reassessment of planned exploration spend in the six months ended 30 June 2017, substantive expenditure to evaluate the Roughrider deposit in Canada is neither budgeted nor planned.  These circumstances were identified as an impairment indicator under IFRS 6 and the recoverable amount for the evaluation and exploration assets was determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date.  Accordingly an impairment charge of US$357 million was recorded in 2017 to fully write-off the mineral interests recognised on acquisition.

In 2015, the impairment charge for Simandou included an amount relating to the anticipated settlement of contractual liabilities. These liabilities were settled during 2017 by the Group’s subsidiary Simfer Jersey Ltd. from the proceeds of a share issue. The non-controlling interest component of this transaction (US$91 million) has been accounted for as an impairment reversal consistent with the original accounting treatment.

(b)

On 1 September 2017 a pre-tax gain of US$2,367 million (US$2,044 million after tax) was recognised on the sale of Coal & Allied Industries Limited.  This was partially offset by net losses on a number of smaller disposals.

In 2016 the net gains on disposal and consolidation of interests in businesses related mainly to the sale of Rio Tinto’s 40 per cent interest in the Bengalla joint venture and the sale of the Lochaber assets.  This was partially offset by a loss on disposal of the interest in Carbone Savoie.

(c)

Exchange (losses)/gains on external US dollar net debt and intragroup balances comprise of post-tax foreign exchange gains on US dollar denominated net debt in non-US dollar functional currency companies of US$420 million and post-tax losses of US$908 million on intragroup balances.

Net exchange gains in 2016 comprise post-tax foreign exchange gains of US$123 million on external US dollar denominated net debt, and US$393 million gains on intragroup balances, mainly as the Canadian dollar strengthened against the US dollar.

(d)

Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives embedded in commercial contracts and other financial commodity derivatives, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)	Deferred tax assets have been re-measured to reflect lower corporate income tax rates in the US and France as a result of tax legislation changes substantively enacted in December 2017.
(g)

During 2016 a review of the infrastructure capacity requirements in Queensland, Australia, confirmed that it was no longer likely that Rio Tinto would utilise the Abbot Point Coal Terminal and associated rail infrastructure capacity contracted under take or pay arrangements and agreement was reached with Adani, the owner of the port, to relinquish that capacity.  Accordingly, an onerous contract provision was recognised resulting in a post-tax onerous contract charge of US$329 million.

(h)

In 2016 the closure provision for non-operating and legacy operations increased due to the Gove alumina refinery in Northern Territory, Australia where operations have been curtailed since May 2014.  The provision was updated based on the cost estimates from the studies.

Future revisions to the closure cost estimate during the study periods (including the next stage of feasibility study) will continue to be excluded from underlying earnings as the site operating assets have been fully impaired.

(i)

During 2017, Rio Tinto received the final settlement on the insurance claims related to the 2013 slide at Rio Tinto Kennecott’s Bingham Canyon mine. The amounts excluded from underlying earnings are consistent with the previously excluded losses to which they relate, in line with the treatment of the 2013 and 2015 settlement payments.

Reconciliation of net earnings to underlying earnings (continued)

(j)

Tax provision includes amounts provided for specific tax matters for which the timing of resolution and potential economic outflow are uncertain. During 2016 provision was made in relation to matters under discussion with the Australian Taxation Office (ATO) in relation to the transfer pricing of certain transactions between Rio Tinto entities based in Australia and the Group’s commercial centre in Singapore for the period since 2009.

(k)	Deferred tax assets have been derecognised as a result of revised profit forecasts in France due to expected divestments.
(l)

Other credits and charges that, individually, or in aggregate, if of similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

(m)	Exclusions from underlying earnings relating to equity accounted units are stated after tax and are included in the column “Pre-tax”.

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).